PE
9-1-02

02058691

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SEC MAIL PROCESSING RECEIVED SEP 24 2002 WASH, D.C. 154 SECTION

For the month of September 2002 (September 20, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This Special Report is incorporated by reference in the prospectus contained in Registration Statement No. 333-08246 filed by the Registrant under the Securities Act of 1933.

PROCESSED
SEP 25 2002
THOMSON
FINANCIAL
P

\\\NY551 - 95822/0003 - 675305 v2

Exhibit Index begins on Page 4

Annexed hereto as Exhibit A is a press release of British Sky Broadcasting Group plc ("BSkyB"), dated September 20, 2002, relating to the appointment of an alternate director under the BSkyB Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: September 20, 2002

By: D. Gormley
Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit A

20 September 2002

BRITISH SKY BROADCASTING GROUP PLC
Appointment of Alternate Director

The Board of British Sky Broadcasting Group plc received notification on 20th September 2002 that with immediate effect Allan Leighton, failing whom David Evans, have been appointed alternate for Philip Bowman, pursuant to Article 91 of the Articles of Association of British Sky Broadcasting Group PLC.

Enquiries:

Corporate:

Dave Gormley Tel: 020 7705 3001

E-mail: david.gormley@bskyb.com

Press:

Julian Eccles Tel: 020 7705 3267

E-mail: julian.eccles@bskyb.com